MICHAEL PEARSE	Direct: (702) 794-9528
VICE PRESIDENT	Facsimile: (702) 697-4429
CHIEF FINANCIAL OFFICER	Email: mpearse@theriviera.com
TREASURER

January 24, 2014

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn.: Daniel L. Gordon, Accounting Branch Chief

Re:	Riviera Holdings Corporation

Form 10-K for fiscal year ended December 31, 2012

Filed April 1, 2013

File No. 0-21430

Dear Mr. Gordon:

In response to your letter to Michael Pearse dated January 13, 2014 and on behalf of Riviera Holdings Corporation (the “Company”), in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2012, the undersigned provides the following responses to the comments contained in your letter. The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the comments are highlighted in bold below and are followed by the Company’s responses. References to “we,” “us” or “our” in the responses below refer to the Company.

Form 10-K for fiscal year ended December 31, 2012

General

1.            Please separately provide as correspondence representations directly from senior management, not external counsel on your behalf, as requested elsewhere in our letter.

Company Response: The Company acknowledges the Staff’s comment and has provided the required representations below.

Critical Accounting Policies and Estimates, page 35

Goodwill, Intangibles and Other Long-lived Assets, page 36

2.            We note your response to prior comment 1 and your proposed disclosure. Please expand your disclosure to indicate consistent with your response, your separate long-lived assets do not have identifiable cash flows independent of the cash flows of other assets and liabilities and cannot be identified with a specific asset group that has identifiable cash flows. In addition, highlight the percentage cushion to which the estimated fair value of your long-lived property and equipment exceed the total carrying value of such assets.

Company Response: The Company acknowledges the Staff’s comment and will expand the revised disclosure in it’s Form 10-K for the fiscal year ended December 31, 2013 to include the Staff’s additional disclosures. The disclosure will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”), Critical Accounting Policies and Estimates section disclosure requirements. The following disclosure will be provided:

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Our separate long-lived assets do not have identifiable cash flows independent of the cash flows of other assets and liabilities and cannot be identified with a specific asset group that has identifiable cash flows. As such, our long-lived assets comprise a single asset group for evaluation purposes. We evaluate whether an impairment indicator occurs primarily based on progress achieved against our business plan. To the extent an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the net carrying value to estimated undiscounted future cash flows expected to be generated. If the carrying amount of net assets exceeds the estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the net assets exceed the fair value. During 2012, an indicator of impairment was noted; however, there was no impairment recognized as the carrying amount of net assets was determined to be recoverable. The undiscounted cash flows of the asset group exceeded the total carrying value of such assets by approximately 2% as of December 31, 2012.

The disclosure once completed will also be updated to properly reflect the 2013 impairment assessment.

Riviera Holdings Corporation

Consolidated Statements of Cash Flows, page F-6

3.            We note your response to prior comment 2. Please note that your presentation of a single line item Decrease (Increase) in cash from discontinued operations outside of the three categories of cash flows is not permitted by ASC Topic 230-10-45-24. Please amend to present your cash flows from discontinued operations within the applicable cash flow category and eliminate this reconciling item from the face of your statements of cash flows. To the extent you continue to separately disclose cash and cash equivalents as of period end related to your discontinued operations, you may provide such information parenthetically and discuss such amount within the Liquidity and Capital Resources section of your MD&A.

Company Response: The Company spoke with Mr. Gordon on Friday, January 17, 2014 over the telephone. The topic was the general accounting provisions of ASC Topic 230-10-45-24, and both parties concluded that the Company’s presentation of the statement of cash flows in it’s Form 10-K for the year ended December 31, 2012 was appropriate, and that no other action was needed.

The undersigned, on behalf of the Company, acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Michael Pearse

Michael Pearse

Treasurer and Chief Financial Officer

cc. Tullio Marchionne, Compliance Officer

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